MANAGEMENT’S DISCUSSION & ANALYSIS – 2010 FIRST QUARTER

Introduction

This MD&A has been prepared by management and reviewed and approved by the Audit Committee. The following discussion of performance, financial condition and future prospects should be read in conjunction with the condensed consolidated financial statements of the Company and notes thereto for the quarter ended March 31, 2010. The information provided herein supplements but does not form part of the financial statements.  This discussion covers the quarter and the subsequent period up to the date of this MD&A.  All dollar amounts are stated in United States dollars.

Business of the Company

The principal business of Nevsun Resources Ltd. (the Company) is the development of the Bisha Project in Eritrea, located in northeast Africa. The Bisha Mine construction is now approximately 60% complete and on budget.  See further details below.

Nevsun is listed for trading on both the TSX and NYSE Amex LLC stock exchanges under the symbol NSU.
Construction progress and outlook
Construction

Mine construction continues as scheduled.  During the course of Q1 2010, the following milestones were achieved:

•

Financing completed by Nevsun;

•

Ball and SAG mills assembled and set in place;

•

Pre-strip mining commenced;

•

Cost expenditure transpired virtually as planned. At March 31, 2010, approximately $175 million had been spent, ordered or arranged and the project remains on track to come within the targeted $260 million total cost.

Pictures of the construction progress are updated regularly and can be found on the Company web site – www.nevsun.com/properties/photo_gallery .

Targets for remainder of 2010:

             Q2

•

SAG and Ball mills fully installed;

             Q3

•

Completion of structural steel and plate-work;

•

Completion of plant electrical and piping;

•

Completion of pre-strip and ore stockpiling;

             Q4

•

Completion of tails management facility;

•

Plant commissioning;

•

First gold production.

The Company is still on target for the commissioning of the plant in Q4 2010 and all key senior operations personnel are in place for supervision, training and commissioning purposes.  Installation of the SAG and ball grinding mills is ongoing and should be completed by the end of Q2. Furthermore, the construction of the tailings facility commenced in Q4 2009 and installation of the impermeable liner is ongoing and should be completed in Q4 2010.

Mining
Prestripping activity, which began in early March 2010, is expected to last six months and ore stockpiling is expected to begin in early Q3 2010.
Exploration

The Company will continue work on the Harena deposit to further define its potential as mill feed for the Bisha plant, including drill testing the southwest strike extension of Harena which displays similar gravity and EM signatures to Harena.  Additional drilling will also take place on other potential VMS targets already identified on the property along with continued prospecting, mapping, sampling and ground geophysical surveys in order to potentially identify new targets on the license.

Highlights of the Bisha Project

Bisha is a high-grade gold, copper, zinc deposit that has a strong economic return over a ten year mine life. The top layer of the deposit is high-grade gold oxide material, lying at surface that allows an early payback of capital. The Project has the full support of the Eritrean Government, whose senior representatives are assisting Nevsun in expediting the Project. The project production schedule and cash flows can be found in the Company’s annual 2009 MD&A.

Selected Quarterly Information

Selected consolidated financial information from continuing operations for the most recent eight quarters (unaudited). The Q1 2010 and four preceding quarter results presented in the table below were prepared in accordance with International Financial Reporting Standards (IFRS).  The three quarters ending with Q4 2008 were prepared in accordance with Canadian GAAP:

	2010 1st	2009 4th	2009 3rd	2009 2nd
Revenue	$-	$-	$-	$-
Loss for the period	(7,124,221)	(1,742,641)	(970,897)	(445,309)
Loss per share	$(0.04)	$(0.01)	$(0.01)	$-

	2009 1st	2008 4th	2008 3rd	2008 2nd
Revenue	$-	$-	$-	$-
Loss from continuing operations	(1,315,723)	(4,847,622)	(843,221)	(849,744)
Income from discontinued operations	-	-	-	3,477,763
Income (loss ) for the period	(1,315,723)	(4,847,622)	(843,221)	2,628,019
Loss per share from continuing operations(1)	(0.01)	(0.03)	(0.01)	(0.01)
Income per share from discontinued operations	-	-	-	0.03
Income (loss) per share	$(0.01)	$(0.03)	$(0.01)	$0.02

(1)Each line of income (loss) per share information in the table is presented as basic and diluted.

The following variances result when comparing continuing operations for the three month period ended March 31, 2010 with those of the same period of the prior year:
1. Write-off of deferred finance costs: The Company expensed $10.7 million (2009 - $nil) in finance costs related to the $235 million of debt facilities that expired undrawn in April 2010;

2.

Other income: An increase of $761,336 in other income results primarily from the gain on sale of available-for-sale investment of $716,224 (2009 - $nil) on the disposal of 6,024,000 shares of PMI Gold Corporation;

3. Office and administration: These costs increased by $261,955 in the quarter to $568,953 (2009 - $306,998) due primarily to an increase in investor relations consulting expenses of $233,000; and

4.

Share-based payments: The Company’s share-based payments expense increased by $258,331 to $617,150 for Q1 2010 (2009 - $358,819) due primarily to an increase in the number of options awarded to consultants.   In addition, although the Company decreased the number of options awarded to employees and directors, there was an increase in the volatility, which increased the fair value of those options issued.

Liquidity and Capital Resources

The Company’s cash at March 31, 2010 was $113.0 million (December 31, 2009 – $29.1 million).

As at March 31, 2010 ENAMCO (the Eritrean State mining company) made cumulative advances totaled $37.3 million (2009 – $19.0 million).  The advances incurred $448,054 of interest during Q1 2010 (2009 - $230,608), which was capitalized to property plant and equipment.  Interest payable is recorded in accrued liabilities.  The interest and advances will be repaid out of BMSC operating cash flow, are not callable and have no specified repayment terms.

In September 2009 the Company received a $20 million loan from ENAMCO.  The loan incurred $370,067 of interest during Q1 2010 (2009 - $nil) which was capitalized to property, plant and equipment.  In October 2009 it then raised $30.1 million by way of a non-brokered private placement of 11,500,000 common shares.

From these cash resources the Company used $22.7 million in its operating and investing activities during Q1 2010 (Q1 2009 - $12.8 million). As at March 31, 2010 the Company had spent approximately $132 million on the Bisha capital project and based on current estimates, required approximately $128 million to complete the project.

In July 2009 the Company’s subsidiary, Bisha Mining Share Company (BMSC) had arranged debt facilities totaling $235 million for the Bisha project that were never subsequently drawn and expired in April 2010.

In February 2010 the Company changed its approach to funding the Bisha project to ensure the project continued on schedule. While Bisha had already completed project debt agreements with European and South African lenders, these debt facilities had not yet been drawn and it became apparent that access to the debt in the required time frame was uncertain. The Company and ENAMCO concluded that the debt facilities were unreliable and inconclusive for the Bisha project.

In February 2010 the Company raised a further $111.2 million by way of a non-brokered private placement of 52,000,000 common shares.  The Company is confident the funds from this private placement, together with its existing cash and the ongoing one-third contribution by ENAMCO to Bisha will be sufficient to see the Bisha project through to cash positive operations.

Contractual Obligations
As of March 31, 2010 the Company had the following contractual obligations:

In $ millions:
Contractual Obligations	Total	Less than 1 year	2-3 years	4-5 years	Over 5 years
Purchase commitments	27.8	27.8	-	-	-
Advances from non-controlling interest(1)	37.3	-	37.3	-	-
Loan from non-controlling interest	20.3	0.3	13.3	6.7	-
Asset retirement obligation	1.6	-	-	-	1.6
Total Contractual Obligations	87.0	28.1	50.6	6.7	1.6

(1) Advances from non-controlling interest have no specified repayment terms, management expect they will be repaid in 2-3 years

The Company has arranged an environmental bond to cover remediation liabilities for Bisha in the amount of $2 million at a cost of 1% per annum.

The Company has not entered into any specialized financial agreements to minimize its commodity risk, investment risk or currency risk. There are no off-balance sheet arrangements, except for the purchase price adjustment on the disposition of the 30% contributing interest in Bisha, acquired by ENAMCO. Refer to note 8(a) of the March 31, 2010 condensed consolidated interim financial statements for a description of the purchase price adjustment with ENAMCO.

Outstanding Share Data
As of the date of this MD&A the Company had 192,651,822 shares issued and outstanding.

Use of Financial Instruments

The principal financial instrument currently affecting the Company’s financial condition and results of operations is cash and cash equivalents.  To minimize risk the Company’s funds are kept in highly liquid instruments managed by independent financial managers with ultimate oversight by the Company. Available-for-sale financial assets are measured at fair value with unrealized gains and losses recognized in other comprehensive income, except for other-than-temporary declines that are recorded in income. Foreign currency exposure is minimized by retaining all but a small portion of cash in United States dollar denominated instruments. The United States dollar is the predominant currency within the industry. The Company also contracts for goods and services mainly in United States currency or currencies pegged to the United States dollar.

Critical Accounting Estimates

Critical accounting estimates used in the preparation of the financial statements include the Company’s estimate of the provision for reclamation and closure, review of asset carrying values, the determination of impairment charges of long-lived assets and available-for-sale investment, determination of mineral reserves, valuation of share-based payments, deferred income tax asset valuation reserves and determination of carrying values of derivative financial liabilities, among others.  These estimates involve considerable judgment and are, or could be, affected by significant factors that are out of the Company’s control.  Actual results could differ from those estimates.

The factors affecting share-based payments include estimates of when stock options might be exercised and the stock price volatility. The timing for exercise of options is out of the Company’s control and will depend, among other things, upon a variety of factors including the market value of Company shares and financial objectives of the holders of the options. The Company has used historical data to determine volatility in accordance with Black-Scholes modeling, however the future volatility is inherently uncertain and the model has its limitations. While these estimates can have a material impact on the share-based payments expense and hence results of operations, there is no impact on the Company’s financial condition or liquidity.

The Company’s recoverability evaluation of its property, plant and equipment is based on market conditions for minerals, underlying mineral resources associated with the assets and future costs that may be required for ultimate realization through mining operations or by sale.  The Company is in an industry that is exposed to a number of risks and uncertainties, described under Risk Factors in the Company’s annual 2009 MD&A. Bearing these risks in mind, the Company has assumed historical world commodity prices will be achievable, as will costs used in studies for construction and mining operations. The Company has relied on reserve reports, a feasibility study and evaluations of the same by independent engineers on the Bisha property in Eritrea. All of these assumptions are potentially subject to change, out of the Company’s control, however such changes are not determinable. Accordingly, there is always the potential for a material adjustment to the value assigned to property, plant and equipment.

The Company has an obligation to reclaim its properties after the minerals have been mined from the site.  As a result the Company has recorded a liability for the fair value of the reclamation and closure costs it expects to incur.  The Company estimated applicable inflation and discount rates as well as expected reclamation and closure time frames. To the extent that the estimated reclamation costs change, such changes will impact future accretion recorded and depreciation.

Changes in Internal Control Over Financial Reporting

There were no material changes to the Company’s Internal Controls Over Financial Reporting during the quarter ended March 31, 2010.

Due to its inherent limitations, internal control over financial reporting may not prevent or detect material misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Adoption of New Accounting Standards

The Company has adopted International Financial Reporting Standards (IFRS) effective January 1, 2010 with a transition date of January 1, 2009.  For further details, please refer to note 2 of the March 31, 2010 condensed consolidated interim financial statements.

Risk Factors

The operations of the Company are highly speculative due to the high-risk nature of its business in the mining industry. Please refer to the Company’s 2009 Annual MD&A for some of the risk factors the Company faces.  Those risks are not the only ones facing the Company. Additional risks not currently known to the Company, or that the Company currently deems immaterial, may also impair the Company’s operations. The Company’s business, financial condition and operating results could be adversely affected by the risk factors outlined in the Company’s 2009 Annual MD&A.

Forward Looking Statements

This report contains forward-looking statements concerning anticipated developments on the Company’s continuing operations in Eritrea; the adequacy of the Company’s financial resources; financial projections, including, but not limited to, estimates of capital and operating costs, construction schedules, mining activities, production, grades, processing rates, life of mine, net cash flows, metal prices, exchange rates, reclamation costs, net present value, internal rates of return and payback; and other events or conditions that may occur in the future.  Forward-looking statements are frequently, but not always, identified by words such as “expects,” “anticipates,” “believes,” “intends,” “estimates,” “potential,” “possible,” “budget” and similar expressions, or statements that events, conditions or results “will,” “may,” “could” or “should” occur or be achieved.  Information concerning the interpretation of drill results and mineral resource and reserve estimates also may be deemed to be forward-looking statements, as such information constitutes a prediction of what mineralization might be found to be present if and when a project is actually developed.  Forward-looking statements are statements about the future and are inherently uncertain, and actual achievements of the Company or other future events or conditions may differ materially from those reflected in the forward-looking statements due to a variety of risks, uncertainties and other factors, including, without limitation, those described in this MD&A.

The Company’s forward-looking statements are based on the beliefs, expectations and opinions of management on the date the statements are made and the Company assumes no obligation to update such forward-looking statements in the future.  For the reasons set forth above, investors should not place undue reliance on forward-looking statements.

“Cliff T. Davis”

Cliff T. Davis

President & CEO

May 12, 2010